LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

November 7, 2019

VIA EDGAR TRANSMISSION
Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Listed Funds Trust (the “Trust”)
Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-215588 and 811-23226
Dear Ms. Larkin:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) with respect to the N-14 and the Core Alternative ETF (the “Fund” or the “Acquiring Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the N-14.
GENERAL

Comment 1.	Please confirm the Fund and related documents will comply with the new ETF Rule.

Response:
Consistent with discussions with the SEC staff, including specifically Mr. Marchesani and Ms. MaGovern, the Registrant confirms that the Fund and Core Alternative Capital, LLC intend to operate in conformity with the ETF exemptive relief obtained by Cambria ETF Trust and Cambria Investment Management, L.P. following the reorganization of the Fund from Cambria ETF Trust to Listed Funds Trust in reliance on, and consistent with, the Innovator Capital Management No-Action letter (pub. avail. October 6, 2017).  The Fund will operate in this manner until the earlier of 150 days following the Fund’s commencement of operations or the date the Fund commences operations in conformity with Rule 6c-11.

Comment 2.	In the second Q&A “What is the purpose of the Reorganization?”, please disclose in plain English what is meant by “leverage its resources.”
Response:    The Trust has revised the disclosure as requested.

Comment 3.	In the Q&A “What will happen if the Plan is not approved by Shareholders?”, please disclose examples of actions the Board might take in the event the Plan is not approved by Shareholders.

Response:	The N-14 has been revised to include actions the Board might take in the event that the proposal is not approved by the Shareholders.

Comment 4.
Please consider reordering the principal risks consistent with the Staff’s guidance in ADI 2019-08 - Improving Principal Risks Disclosure, or confirm that the principal risks are ordered in a manner consistent with such guidance.

Response:
The Trust has reviewed its risk disclosures and confirms that it has tailored the risks appropriately to the Fund and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading.

Comment 5.	Please add new adviser risk disclosure or explain why it is not appropriate.

Response:
The Trust notes that the individual who has been a Portfolio Manager of the Target Fund since its inception will continue to be a Portfolio Manager of the Acquiring Fund after the Reorganization. Consequently, while Core Alternative Capital, LLC is a new legal entity, its personnel have significant advisory experience. Therefore, the Trust respectfully declines to add the suggested risk disclosure.

Comment 6.
On page 10 under “Board Considerations - Relative Expense Ratios,” the disclosure notes that the expense ratios are expected to be the same, but it appears the Acquiring Fund will have a lower expense ratio.  Please reconcile the disclosure or explain to the Staff why it is consistent.

Response:     The expense ratios have been revised and they are the same for both the Target Fund and Acquiring Fund.

Comment 7.	In the discussion of “Board Considerations”, please explain and disclose, if appropriate, whether the Board considered the performance of the Target Fund. If not, please explain why.

Response:
Although the Board reviewed the Target Fund’s performance as part of its quarterly review of the Cambria Funds, the Board did not consider either the Target Fund’s or the Acquiring Fund’s performance as a significant factor in its approval of the Reorganization into and with the Acquiring Fund because the Target Fund and Acquiring Fund will have nearly identical investment objectives, strategies and policies, as well as the same fees and senior portfolio manager.  In addition, the Acquiring Fund is a newly formed “shell” fund that has not yet commenced operations, and therefore has no performance history.  Given the similarities in the Funds’ strategies, management and fees, and that the Target Fund would serve as the “accounting survivor,” the Board determined that the Reorganization is unlikely to adversely affect the Fund’s performance and, as a result, did not consider the Target Fund’s prior performance to be a significant factor in its approval of the Reorganization.

Comment 8.	Under “Board Considerations - Other Alternatives”, please disclose what alternatives the Board considered and why they were less desirable than the proposed Reorganization.

Response:	The N-14 has been revised to include the Staff’s requested disclosures.

Comment 9.	We note a discussion of fund of funds investments is included in the SAI. Please confirm whether Acquired Fund Fees and Expenses should be disclosed in the fee table.
Response:     The Trust confirms that Acquired Fund Fees and Expenses do not need to be disclosed in the fee table.

Comment 10.	The 12b-1 Plan included as an exhibit to the filing does not reference the Acquiring Fund. Please file an updated 12b-1 Plan or explain why it is not necessary to do so.

Response:	The Acquiring Fund has adopted a Board approved Rule 12b-1 Plan and will file the Amended Appendix A to the Rule 12b-1 Plan with the next Post Effective Amendment filing for the Trust.

* * *
If you have any questions or require further information, please contact Kent Barnes at (414) 765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary

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